                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X]   Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement of the interim results for the six months ended June 30, 2008.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -- the Registrant's plan to increase exploration efforts, optimize the structure of its refining operations, expand the pipeline network, and develop larger operations internationally; and

     --   the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

(LOGO)                        (Chinese Characters)
                           PETROCHINA COMPANY LIMITED

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                    (HONG KONG STOCK EXCHANGE STOCK CODE: 857

                   SHANGHAI STOCK EXCHANGE STOCK CODE: 601857)

   ANNOUNCEMENT OF THE INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2008
                      (SUMMARY OF THE 2008 INTERIM REPORT)

1    IMPORTANT NOTICE

     1.1 The Board of Directors ("Board") of PetroChina Company Limited (the "Company"), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

     This announcement is a summary of the 2008 Interim Report. A full version of the 2008 Interim Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn). Investors should read the 2008 Interim Report carefully for more details.

     1.2 The 2008 Interim Report has been approved unanimously at the Second Meeting of the Fourth Session of the Board. No Director of the Company has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the 2008 Interim Report.

     1.3 Mr Liao Yongyuan, executive Director of the Company, and each of Mr Chee-Chen Tung and Mr Franco Bernabe, both independent non-executive Directors of the Company, were absent from the Second Meeting of the Fourth Session of the Board. Mr Liao Yongyuan, Mr Chee-Chen Tung and Mr Franco Bernabe respectively authorised Mr Wang Fucheng, non-executive Director of the Company, Mr Liu Hongru and Mr Cui Junhui, both independent non-executive Directors of the Company, to attend the meeting of the Board by proxy and to exercise their voting rights in respect of the resolutions put forward at the meeting on their behalf.

     1.4 The financial statements of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2008 and the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2008 have been prepared in accordance with China Accounting Standards ("CAS") and the International Financial Reporting Standards ("IFRS"), respectively. The financial statements of the Group for the six months ended June 30, 2008, prepared in accordance with CAS, has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and an unqualified opinion on these financial statements has been issued.

     1.5 There is no occupancy of non-operating funds by the substantial shareholders of the Company.

     1.6 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in the 2008 Interim Report.

2    BASIC INFORMATION OF THE COMPANY

     2.1 BASIC INFORMATION OF THE COMPANY

STOCK NAME                PetroChina                 PetroChina           (Chinese Characters)
STOCK CODE                857                        PTR                  601857
PLACES OF LISTING         Hong Kong Stock Exchange   The New York Stock   Shanghai Stock Exchange
                                                     Exchange, Inc
LEGAL REPRESENTATIVE OF   Jiang Jiemin
THE COMPANY
REGISTERED ADDRESS AND    World Tower, 16 Andelu, Dongcheng District, Beijing, People's Republic of China
OFFICE ADDRESS
POSTAL CODE               100011
WEBSITE                   http://www.petrochina.com.cn
EMAIL ADDRESS             xwzou@petrochina.com.cn
NEWSPAPER FOR             Please refer to China Securities Journal, Shanghai Securities News and
INFORMATION DISCLOSURE    Securities Times for A shares.
COPIES OF THE INTERIM     World Tower, 16 Andelu, Dongcheng District, Beijing, People's Republic of China
REPORT IS AVAILABLE FOR
INSPECTION AT

     2.2 CONTACT PERSONS OF THE COMPANY AND MEANS OF COMMUNICATION

                                                                       REPRESENTATIVE OF THE
                 SECRETARY TO THE BOARD        REPRESENTATIVE ON             HONG KONG
                      OF DIRECTORS            SECURITIES MATTERS       REPRESENTATIVE OFFICE
                -----------------------   --------------------------   ---------------------
NAME            Li Huaiqi                 Liang Gang                   Mao Zefeng
ADDRESS         World Tower, 16 Andelu, Dongcheng District, Beijing,   Suite 3606, Tower 2,
                People's Republic of China                             Lippo Centre, 89
                                                                       Queensway, Hong Kong
POSTAL CODE     100011
TELEPHONE       86 (10)8488 6270          86 (10)8488 6959             (852) 2899 2010
FACSIMILE       86 (10)8488 6260          86 (10)8488 6260             (852) 2899 2390
EMAIL ADDRESS   xwzou@petrochina.com.cn   liangg@petrochina.com.cn     hko@petrochina.com.hk

     2.3 SUMMARY OF ACCOUNTING DATA AND FINANCIAL INDICATORS

     2.3.1 Key Accounting Data and Financial Indicators Prepared under IFRS

                                                               Unit: RMB Million

                                           AS AT THE END    AS AT THE    CHANGES FROM
                                               OF THE      END OF THE   THE END OF THE
                                             REPORTING      PRECEDING      PRECEDING
ITEMS                                          PERIOD         YEAR         YEAR (%)
-----                                      -------------   ----------   --------------
Total assets                                 1,123,820      1,060,131         6.0
Equity attributable to equity holders of
   the Company                                 757,243        733,405         3.3
Net assets per share attributable to
   equity holders of the Company (RMB)            4.14           4.01         3.2

                                                                          CHANGES OVER
                                                           SAME PERIOD      THE SAME
                                                              OF THE     PERIOD OF THE
                                           THE REPORTING    PRECEDING      PRECEDING
ITEMS                                          PERIOD         YEAR          YEAR (%)
-----                                      -------------   -----------   --------------
Profit attributable to equity holders of
   the Company                                 53,615         81,830         (34.5)
Net cash flows from operating activities       81,159        109,838         (26.1)
Basic and diluted earnings per share
   (RMB)                                         0.29           0.46         (37.0)
Net cash flows from operating activities
   per share (RMB)                               0.44           0.61         (27.9)

     2.3.2 Key Accounting Data and Financial Indicators Prepared under CAS

                                                               Unit: RMB Million

                                           AS AT THE END    AS AT THE    CHANGES FROM
                                               OF THE      END OF THE   THE END OF THE
                                             REPORTING      PRECEDING      PRECEDING
ITEMS                                          PERIOD         YEAR         YEAR (%)
-----                                      -------------   ----------   --------------
Total assets                                 1,059,396       994,092          6.6
Equity attributable to equity holders of
   the Company                                 696,149       677,367          2.8
Net assets per share attributable to
   equity holders of the Company (RMB)            3.80          3.70          2.7

                                                                           CHANGES OVER
                                                           SAME PERIOD       THE SAME
                                                              OF THE      PERIOD OF THE
                                           THE REPORTING    PRECEDING       PRECEDING
ITEMS                                          PERIOD         YEAR           YEAR (%)
-----                                      -------------   -----------   ----------------
Operating profit                               70,725        105,934                (33.2)
Profit before taxation                         73,206        106,294                (31.1)
Profit attributable to equity holders of
   the Company                                 48,355         75,882                (36.3)
Profit after deducting non-recurring
   profit/loss items attributable to
   equity holders of the Company               46,489         75,843                (38.7)
Basic earnings per share (RMB)                   0.26           0.42                (38.1)
Diluted earnings per share (RMB)                 0.26           0.42                (38.1)
                                                                         (5.92 percentage
Fully diluted return on net assets (%)           6.95          12.87               points)
Net cash flows from operating activities       84,006        112,177                (25.1)
                                               ------        -------     ----------------
Net cash flows per share from operating
   activities (RMB)                              0.46           0.63                (27.0)
                                               ======        =======     ================

     2.3.3 Non-recurring profit/loss items

     [X] Applicable [ ] Not applicable

                                                               Unit: RMB Million

                                                 FOR THE SIX MONTHS ENDED
NON-RECURRING PROFIT/LOSS ITEMS*                JUNE 30, 2008(PROFIT)/LOSS
--------------------------------                --------------------------
Loss on disposal of non-current assets                       315
Other net non-operating expenses                           2,450
Government grants                                         (4,651)
Tax effect of non-recurring profit/loss items                649
Total                                                     (1,237)

*    Including minority interest in non-recurring profit/loss items

     2.3.4 Differences Between CAS and IFRS

     [X] Applicable [ ] Not applicable

                                                               Unit: RMB Million

                                                        CAS                 IFRS
                                           -----------------------------   -------
Net profit (including minority interest)                55,297              60,854
Equity (including minority interest)                   742,745             809,051
Analysis of differences                    See Section 7.2.3 for details

3    CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

     3.1 CHANGES IN SHAREHOLDINGS

     [X] Applicable [ ] Not applicable

                                                                    Unit: Shares

                         PRE-MOVEMENT                       INCREASE/DECREASE (+, -)                       POST-MOVEMENT
                  -------------------------- ------------------------------------------------------ --------------------------
                                                         CONVERSION
                     NUMBER OF    PERCENTAGE  NEW  BONUS    FROM                                       NUMBER OF    PERCENTAGE
                      SHARES          (%)    ISSUE ISSUE  RESERVES       OTHERS*        SUB-TOTAL        SHARES         (%)
                  --------------- ---------- ----- ----- ---------- ---------------- -------------- --------------- ----------
I Shares with
selling
   restrictions   158,922,077,818    86.83     --    --      --       -1,000,000,000 -1,000,000,000 157,922,077,818    86.29
1. State-owned
   shares         157,922,077,818    86.29     --    --      --                   --             -- 157,922,077,818    86.29
2. Shares held
   by state-
   owned
   companies                   --       --     --    --      --                   --             --              --       --
3. Shares held
   by other
   domestic
   investors                   --       --     --    --      --                   --             --              --       --
   of which:
Shares held by
   companies
   other than
   state-owned
   companies        1,000,000,000     0.54     --    --      --       -1,000,000,000 -1,000,000,000               0        0
Shares held by
   domestic
   natural
   persons                     --       --     --    --      --                   --             --              --       --
4. Shares held
   by foreign
   investors                   --       --     --    --      --                   --             --              --       --
II. Shares
   without
   selling
   restrictions    24,098,900,000    13.17     --    --      --       +1,000,000,000 +1,000,000,000  25,098,900,000    13.71
1. RMB-
   denominated
   ordinary
   shares           3,000,000,000     1.64     --    --      --       +1,000,000,000 +1,000,000,000   4,000,000,000     2.18
2. Shares traded
   in non-RMB
   currencies
   and listed
   domestically                --       --     --    --      --                   --             --              --       --
3. Shares listed
   overseas        21,098,900,000    11.53     --    --      --                   --             --  21,098,900,000    11.53
4. Others                      --       --     --    --      --                   --             --              --       --
III. Total Shares 183,020,977,818      100     --    --      --                   --             -- 183,020,977,818      100

* In October 2007, when the Company offered its RMB-denominated ordinary shares (A shares) to the public for the first time, shares have been placed with target placees off-line, which have started circulation on the exchange since 5 February 2008.

     3.2 SHAREHOLDINGS OF MAJOR SHAREHOLDERS

     The number of shareholders of the Company as at June 30, 2008 was 1,997,949, including 1,992,211 holders of A shares and 5,738 holders of H shares (including 312 holders of the American Depositary Shares).

     (1) SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

                                                                    Unit: Shares

                                                                             INCREASE                      NUMBER OF
                                                              PERCENTAGE     /DECREASE      NUMBER OF       SHARES
                                                                  OF        DURING THE     SHARES WITH    PLEDGED OR
                                NATURE OF      NUMBER OF     SHAREHOLDING    REPORTING       SELLING      SUBJECT TO
NAME OF SHAREHOLDERS          SHAREHOLDERS       SHARES           (%)      PERIOD (+,-)    RESTRICTIONS    LOCK-UPS
----------------------------  ------------  ---------------  ------------  ------------  ---------------  ----------
China National Petroleum      State-owned
   Corporation ("CNPC") (1)      shares     157,922,077,818         86.29             0  157,922,077,818           0
HKSCC Nominees Limited
   (2)                          H Shares     20,920,665,230         11.43   -17,088,922                0           0
Industrial and Commercial
   Bank of China-Shanghai 50
   Index ETF Securities
   Investment Fund              A Shares         36,457,925        0.0199   +31,694,279                0           0
China Life Insurance
   (Group) Company-
   Traditional-Ordinary
   Insurance Products           A Shares         26,000,000        0.0142   -30,797,000                0           0
China Construction Bank-
   Huabao Xingye Industry
   Selected Equity
   Securities Investment
   Fund                         A Shares         23,436,313        0.0128   +23,436,313                0           0
Bank of China-Shanghai and
   Shenzhen 300 Index Jiashi
   Securities Investment
   Fund                         A Shares         22,537,221        0.0123    +8,501,795                0           0
Bank of Communications-Yi
   Fang Da 50 Index
   Securities Investment
   Fund                         A Shares         21,831,200        0.0119   +21,831,200                0           0
China Life Insurance
   Company Limited-Dividends
   -Personal Dividends-005L-
   FH002 Shanghai               A Shares         20,519,708        0.0112    -9,718,862                0           0
International Finance-
   Standard Chartered-
   CITIGROUP GLOBAL MARKETS
   LIMITED                      A Shares         19,675,640        0.0108   +15,102,155                0           0
China Life Insurance Company
   Limited-Traditional-
   Ordinary Insurance
   Product-005L-CT001
   Shanghai                     A Shares         18,771,597        0.0103    -6,297,403                0           0

Notes:

(1.) CNPC is a substantial shareholder within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "Securities and Futures Ordinance") whose interest is recorded in the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

(2.) HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of institutional shareholders or individual shareholders.

     (2) SHAREHOLDINGS OF TOP TEN SHAREHOLDERS OF SHARES WITHOUT SELLING RESTRICTIONS

                                                                    Unit: Shares

                                                                   NUMBER OF     TYPES OF
NUMBER   NAME OF SHAREHOLDERS                                     SHARES HELD     SHARES
------   ----------------------------------------------------   --------------   --------
   1     HKSCC Nominees Limited                                 20,920,665,230   H Shares

   2     Industrial and Commercial Bank of China-Shanghai 50
         Index ETF Securities Investment Fund                       36,457,925   A Shares

   3     China Life Insurance (Group) Company- Traditional-
         Ordinary Insurance Products                                26,000,000   A Shares

   4     China Construction Bank-Huabao Xingye Industry
         Selected Equity Securities Investment Fund                 23,436,313   A Shares

   5     Bank of China-Shanghai and Shenzhen 300 Index Jiashi
         Securities Investment Fund                                 22,537,221   A Shares

   6     Bank of Communications-Yi Fang Da 50 Index
         Securities Investment Fund                                 21,831,200   A Shares

   7     China Life Insurance Company Limited-Dividends-
         Personal Dividends-005L-FH002 Shanghai                     20,519,708   A Shares

   8     International Finance-Standard Chartered-CITIGROUP
         GLOBAL MARKETS LIMITED                                     19,675,640   A Shares

   9     China Life Insurance Company Limited-Traditional-
         Ordinary Insurance Product-005L-CT001 Shanghai             18,771,597   A Shares

  10     China Life Insurance Company Limited-Dividends-Group
         Dividends-005L-FH001 Shanghai                              17,000,000   A Shares

     Statement on the connection or activities acting in concert among the above-mentioned shareholders: Except for China Life Insurance (Group) Company-Traditional-Ordinary Insurance Products, China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai, China Life Insurance Company Limited-Traditional-Ordinary Insurance Products-005L-CT001 Shanghai and China Life Insurance Company Limited-Dividends-Group Dividends-005L-FH001 Shanghai, all of which are under the management of China Life Insurance Asset Management Co., Ltd, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

     (3) SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS OF H SHARES

     As at June 30, 2008, according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance, the persons in the following table and notes have an interest or short position in the H shares of the Company:

                                                                           PERCENTAGE OF SUCH    PERCENTAGE
                                                                           SHARES IN THE SAME     OF TOTAL
                                                                          CLASS OF THE ISSUED      SHARE
NAME OF SHAREHOLDER           NUMBER OF SHARES          CAPACITY           SHARE CAPITAL (%)    CAPITAL (%)
-------------------           ----------------   ----------------------   -------------------   -----------
JPMorgan Chase & Co.                             Beneficial Owner/
(Note 1)                      1,065,335,981(L)   Investment Manager              5.05              0.58

                                317,095,578(S)   Beneficial Owner                1.50              0.17

                                408,813,117(P)   Approved Lending Agent          1.94              0.22

                                                 Beneficial Owner/
                                                 Investment Manager/
                                                 Persons having a
Deutsche Bank                                    security interest in
Aktiengesellschaft (Note 2)   1,303,488,060(L)   shares                          6.18              0.71

                                                 Beneficial Owner/
                                                 Investment Manager/
                                                 Persons having a
                                                 security interest in
                                731,451,830(S)   shares                          3.47              0.40

(L)  Long position

(S)  Short position

(P)  Lending pool

Note 1: JP Morgan Chase & Co., through various subsidiaries, has an interest in 1,065,335,981 H shares of the Company.

Note 2: Deutsche Bank Aktiengesellschaft, through various subsidiaries, has an interest in 1,303,488,060 H shares of the Company.

     As at June 30, 2008, save as disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) has an interest or short position in the H shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

     3.3 INFORMATION ON CHANGES OF CONTROLLING SHAREHOLDER AND THE ULTIMATE CONTROLLER

     [ ] Applicable [X] Not applicable

4    DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1 INFORMATION ON THE CHANGES IN THE SHAREHOLDING IN THE COMPANY HELD BY THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     [X] Applicable [ ] Not applicable

                                                                    Unit: Shares

                                          NUMBER OF                                      NUMBER OF
                                        SHARES IN THE                      DECREASE    SHARES IN THE
                                       COMPANY HELD AS    INCREASE IN       IN THE      COMPANY HELD
                                           AT THE        THE NUMBER OF    NUMBER OF    AS AT THE END
                                         BEGINNING OF     SHARES HELD       SHARES        OF THE       REASON
                           NATURE OF    THE REPORTING       IN THE         HELD IN       REPORTING     FOR THE
NAME           POSITION      SHARES        PERIOD           COMPANY      THE COMPANY       PERIOD       CHANGE
----          ----------   ---------   ---------------   -------------   -----------   -------------   -------
Yu Yibo*      Supervisor    A share        56,500              --             --           56,500        --
Wang Shali*   Supervisor    A share         7,000              --             --            7,000        --
                            H share        18,000              --             --           18,000        --

* Mr Yu Yibo and Ms Wang Shali were appointed as supervisors of the Company on May 15, 2008.

5    DIRECTORS' REPORT

     5.1 DISCUSSION AND ANALYSIS OF THE OVERALL OPERATIONS DURING THE REPORTING PERIOD

     5.1.1 Review of Results of Operations

     In the first half of 2008, despite being faced with changes in the operating environment in the domestic and international markets, and hit by historically rare natural disasters such as cold weather, rain and snow storms, frost and a severe earthquake, the Company planned in a scientific manner and responded actively, and realised a continuous development in the principal operations of the Group, stable production and operations, a steady increase in the output of major products and further enhancement of the sustainability of the Group. Excluding the impacts resulting from policy factors such as the special levy on domestic crude oil sales and the macroeconomic controls over the prices of refined products, the efficacy of the Company's operations remains at a robust level.

     1. Market Review

     (1) Crude Oil Market Review

     In the first half of 2008, international crude oil prices remained high and maintained its upward trend. Crude oil prices continued to soar to historically high levels, increasing by more than 50% from US$90 per barrel at the beginning of the year to US$140 per barrel. Factors such as strong demand for crude oil, weakening of the US dollars, speculative activities, decline in crude oil inventories, shortage of proved undeveloped reserves and market concerns over an interruption in supply caused by geopolitical tensions were the main reasons for crude oil prices reaching new highs in the first half of the year. In the first half of 2008, the average prices for WTI and Brent crude oil were US$111.0 and US$108.8 per barrel respectively, representing an increase of 80% and 72% over the average prices for the same period of last year.

     According to the relevant information, crude oil imports continued to increase in the first half of 2008 by 11.6% to a net total of 88.97 million tons compared with the same period of last year. Domestic crude oil output and the amount of crude oil processed reached
94.35 million tons and 159 million tons, respectively.

     (2) Refined Products Market Review

     Domestic demand for refined products was strong in the first half of 2008. According to the relevant information, the apparent consumption of domestic refined products increased by 15.1% to 103 million tons in the first half of 2008. Impacted by the skyrocketing international crude oil prices, domestic refineries incurred heavy losses in processing. Production progressively ceased at several local refineries and supply in the refined products market became very tight. On June 20, 2008, the PRC Government adjusted the prices of refined products in the domestic market, raising the ex-factory prices of gasoline and diesel by RMB1,000 per ton and the ex-factory prices of aviation fuel by RMB1,500 per ton. However, under the macroeconomic controls of the PRC Government, domestic refined product prices were still lower than the prices in the international market. In the first half of 2008, the average ex-factory prices of gasoline and diesel in the domestic market were RMB5,536 per ton and RMB5,126 per ton respectively, being RMB2,612 per ton and RMB3,779 per ton lower than the Cost, Insurance and Freight (CIF) per ton price as quoted on the Singapore market, respectively.

     (3) Chemical Products Market Review

     In the first half of 2008, affected by the continual high crude oil prices, the prices of most basic chemical raw materials surged to the highest level in the past 20 years. As a result, the cost of production of chemical products increased markedly, resulting in the prices of chemical products being maintained at a high level. At the same time, in order to guarantee constant supply in the domestic refined products market, petrochemical production enterprises lowered the load of polyethylene degradation, as a result of which output of basic chemical raw materials decreased and supply in the chemical product market became inadequate. Demand in the chemical product market, however, remained steady. Based on the above, in the first half of 2008, the chemical product market was characterised by steady demand, reduction in supply and soaring prices.

     (4) Natural Gas Market Review

     In the first half of 2008, the domestic natural gas market continued to develop at a rapid pace with strong growth in demand for natural gas. The external sales of natural gas reached 24.9 billion cubic metres, representing an increase of 20% compared to the same period of last year. The average sales price of the Company's natural gas was RMB821.47 per thousand cubic metres, representing an increase of 21.4% compared to the same period of last year.

     2. Business Review

     (1) Exploration and Production

     In the first half of 2008, the Group continued to place emphasis on oil and gas exploration and stepped up efforts for key projects and in key regions. The Company achieved major breakthroughs through further research, planning, assessment and exploration and emphasis on the use of new technologies, all in a comprehensive manner. In particular, significant progress was achieved in the oil and gas exploration in Longgang in the Sichuan Basin, Baibao and Sulige in the Erdos Basin and other basins. The Company has built up a solid foundation for the growth of reserves for 2008. In the development of oil and gas fields, organisation and co-ordination efforts were enhanced to overcome threats of cold weather, rain and snow storms, frost, earthquake and other natural disasters. New ways in the exploration of oil and gas fields were actively adopted. The Company has initiated works on the secondary recovery of mature oilfields. The Company has improved overall maintenance of mature oilfields through controlling the water level and taking measures to slow down the reduction in the productivity of mature oilfields. The Company has also built up the production capacity in new fields through active application of technologies such as horizontal drilling and the application of technologies to thick oil, tertiary recovery of oil, low infiltration oilfields and oil reserves with particularly high water content. As a result, the Company has achieved a steady growth in crude oil output and rapid growth in natural gas output. In the first half of 2008, the lifting cost for oil and gas operations was US$8.75 per barrel, representing an increase of 23.2% from US$7.10 per barrel in the first half of 2007. Excluding the effect of exchange rate changes, the lifting cost increased by 12.8% compared to that of the same period of last year.

     Summary of Operations of the Exploration and Production Segment

                                                             FIRST HALF   FIRST HALF
                                               UNIT            OF 2008      OF 2007    CHANGE (%)
                                        ------------------   ----------   ----------   ----------
Crude oil output                         Million barrels        434.5        419.7         3.5
Marketable natural gas output           Billion cubic feet      923.0        798.0        15.7
Oil and natural gas equivalent output    Million barrels        588.4        552.7         6.5

     (2) Refining and Marketing

     In the first half of 2008, the Group organised refining processing meticulously, modified refining arrangements scientifically, pushed forward with overall optimisation and emphasis on safety and environmental protection in respect of production. As a result, safe and steady production was achieved. Faced with ever growing demand in the market, the Group has continued to enhance the level of retail sales management and the quality of services. Efforts were made to ensure steady market supply. Development and optimisation of refined products sales network were promoted actively. Markets offering high return were explored, and service stations generating a low return or no return were shut down. These measures further improved the operating efficiency of the Group.

     In the first half of this year, the Group's refineries processed 425 million barrels of crude oil, and the Exploration and Production segment contributed approximately 78.1% of crude oil processed. The Group produced approximately 36.79 million tons of gasoline, diesel and kerosene and sold approximately 44.41 million tons of these products. The refining processing costs of the Group's refineries was RMB145 per ton, which represents a 6.6% increase compared to RMB136 per ton for the same period of last year.

     Summary of Operations of the Refining and Marketing Segment

                                                          FIRST HALF   FIRST HALF
                                             UNIT           OF 2008      OF 2007           CHANGE (%)
                                       ----------------   ----------   ----------   ----------------------
Processed crude oil                     Million barrels      425.2        407.7                        4.3
Gasoline, kerosene and diesel output       '000 ton         36,787       35,545                        3.5
   of which: Gasoline                      '000 ton         11,861       10,670                       11.2
             Kerosene                      '000 ton          1,127          986                       14.3
             Diesel                        '000 ton         23,799       23,889                       (0.4)
Refining yield                                %               92.7         93.2     (0.5 percentage points)

     (3) Chemicals and Marketing

     In the first half of 2008, the Group further kept the production in the Chemical and Marketing segment under control and achieved large scale, efficient, safe and steady operation. Key technological and economic indicators improved continuously. Allocation of resources and production mix were further optimised. The production of chemical products reached 8.16 million tons, including 1.32 million tons of ethylene.

     Summary of Operations of the Chemicals and Marketing Segment

                                                       FIRST HALF   FIRST HALF
OUTPUT OF KEY CHEMICAL PRODUCTS               UNIT       OF 2008     OF 2007     CHANGE (%)
-------------------------------             --------   ----------   ----------   ----------
Ethylene                                    '000 ton      1,319        1,305         1.1
Synthetic resin                             '000 ton      2,036        1,997         2.0
Synthetic fibre raw materials and polymer   '000 ton        878          701        25.2
Synthetic rubber                            '000 ton        157          158        (0.6)
Urea                                        '000 ton      2,046        1,897         7.9


     (4) Natural Gas and Pipeline

     The Group continued with the construction of oil and gas pipelines in an orderly manner. Construction of the Second West-East Gas Pipeline and the Yongqing-Tangshan-Qinhuangdao Gas Transmission Pipeline commenced. The Daqing-Qiqihar Gas Transmission Pipeline was completed and commission is scheduled to take place in August 2008. Acquisition of the Changqing-Ningxia Yinchuan Gas Transmission Pipeline was completed. Construction of the LNG projects in Dalian and Jiangsu Province commenced. Construction of the Lanzhou-Zhengzhou-Changsha Oil Pipeline progressed smoothly, and the main part will be completed at the end of this year. Despatch priority of natural gas was centralised to ensure safety in the gas transmission. Natural gas sales business has leveraged on the advantage of the nationwide gas pipeline network and achieved an overall balanced development in the production, transportation, marketing and storage. While the Group has emphasised on the importance of safe and steady supply of natural gas in key cities and the public utilities sector and to key customers, the Group has also concurrently made its best endeavours to ensure safe and steady supply of natural gas during the Beijing Olympic Games and to the areas that suffered from cold weather and rain and snow storms in the Southern part of the PRC. The Lanzhou-Chengdu-Chongqing Refined Oil Pipeline of the Company was regarded as the lifeline during the rescue operations of the earthquake occurred in Wenchuan, Sichuan Province on May 12, 2008. The Company has made every effort to ensure normal operation of such pipeline to support the rescue operations in the earthquake with a view to guarantee the supply of refined products in Sichuan Province and Chongqing region.

     5.1.2 Management Discussion and Analysis

     1. THE FINANCIAL DATA SETS OUT BELOW IS EXTRACTED FROM THE CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED JUNE 30, 2008 PREPARED UNDER IFRS

     (1) Consolidated Operating Results

     Turnover Turnover increased 39.9% from RMB392,726 million for the six months ended June 30, 2007 to RMB549,522 million for the six months ended June 30, 2008. This was primarily due to the increases in the selling prices and the sales volume of major products including crude oil, natural gas, gasoline and diesel oil, and the efforts made by the Group in expanding resources and developing markets by making use of the opportunities presented by persistently high prices in crude oil and petrochemical products in the international market. In addition, the increase in the trading of oil and gas products during the first half of the year also increased the turnover of the Group. The table below sets out the external sales volume and average realised prices for major products sold by the Group for the first half of 2007 and 2008 and the percentages of change in the sales volume and average realised prices during these periods:

                                      SALES VOLUME ('000 TON)       AVERAGE REALISED PRICE (RMB/TON)
                                  ------------------------------   ---------------------------------
                                   FIRST     FIRST    PERCENTAGE    FIRST     FIRST
                                  HALF OF   HALF OF       OF       HALF OF   HALF OF     PERCENTAGE
                                    2008     2007     CHANGE (%)     2008      2007    OF CHANGE (%)
                                  -------   -------   ----------   -------   -------   -------------
Crude oil*                          8,988     9,642      (6.8)       5,086     3,207        58.6
Natural gas ('000 million cubic
   metre, RMB/'000 cubic metre)    248.98    207.54      20.0          821       677        21.4
Gasoline                           14,506    13,396       8.3        5,698     5,031        13.3
Diesel                             28,599    26,358       8.5        5,299     4,563        16.1
Kerosene                            2,614     1,805      44.8        6,134     4,622        32.7
Heavy oil                           4,138     4,464      (7.3)       3,529     2,332        51.3
Polyethylene                        1,079     1,023       5.5       11,811    10,264        15.1
Lubricant                           1,208     1,119       8.0        7,154     6,464        10.7

* The external sales volume of crude oil listed above is crude oil produced by the Company.

     Operating Expenses Operating expenses increased 66.3% from RMB283,596 million for the six months ended June 30, 2007 to RMB471,758 million for the six months ended June 30, 2008, which consisted of the following:

     Purchases, Services and Other Expenses Purchases, services and other expenses increased 76.4% from RMB166,995 million for the six months ended June 30, 2007 to RMB294,522 million for the six months ended June 30, 2008. This was primarily due to an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs. In addition, the increase in the purchase expenses also resulted from an increase in the level of trading of oil and gas products in the first half of 2008.

     Employee Compensation Costs The salaries and wages paid by the Group for the first half of 2008 was RMB15,726 million, which rose by 16.7% or increased by RMB2,254 million. Other employees' costs were increased by RMB5,731 million. The increase in the employee compensation costs was primarily due to (1) an increase in the level of salaries as a result of the increase in commodity prices (according to the relevant information, the Consumer Products Index (CPI) for the first half of 2008 rose by 7.9%); (2) an increase in the employees' compensation costs that resulted from the expansion of the scale of operations and the retail network of the Group; and (3) in accordance with the relevant policies of the PRC Government, the Group has established a corporate pension scheme, thus leading to an increase in the employee benefit expenses resulting from pension contributions.

     Exploration Expenses Exploration expenses increased 21.1% from RMB10,607 million for the six months ended June 30, 2007 to RMB12,848 million for the six months ended June 30, 2008. To further boost crude oil and natural gas resources, the Group continued to pool resources to conduct more exploration activities for crude oil and natural gas.

     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 36.9% from RMB31,228 million for the six months ended June 30, 2007 to RMB42,754 million for the six months ended June 30, 2008. This was primarily due to (1) an increase in depreciation, depletion and amortisation that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties (2) impairment losses recorded during the first half of 2008.

     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 17.1% from RMB23,901 million for the six months ended June 30, 2007 to RMB27,993 million for the six months ended June 30, 2008. This was primarily due to an increase in transportation, technological development and other related costs that resulted from the increased scale of operations of the Group.

     Taxes other than Income Taxes Taxes other than income taxes increased 128.7% from RMB28,784 million for the six months ended June 30, 2007 to RMB65,831 million for the six months ended June 30, 2008. The increase was primarily due to a sharp increase of special levy on the sale of domestic crude oil by the Group due to the high international crude oil prices throughout the first half of 2008. The special levy borne by the Group increased from RMB14,942 million for the first half of 2007 to RMB47,816 million for the first half of 2008.

     Other Income, net Other income, net, increased RMB2,256 million from RMB345 million for the six months ended June 30, 2007 to RMB2,601 million for the six months ended June 30, 2008. The increase was primarily due to the recognition of subsidies for imported crude oil and refined products by the PRC Government in the amount of RMB4,573 million.

     Profit from Operations As a result of an increase in the amount of special levy and macroeconomic controls over the prices of domestic refined products, profit from operations decreased 28.7% from RMB109,130 million for the six months ended June 30, 2007 to RMB77,764 million for the six months ended June 30, 2008.

     Net Exchange Loss Net exchange loss increased from RMB342 million for the six months ended June 30, 2007 to RMB1,028 million for the six months ended June 30, 2008. The increase in the net exchange loss was mainly due to the combined effect of the appreciation of Renminbi against the US dollars and other currencies.

     Net Interest Expenses Net interest expenses decreased 81.2% from RMB1,231 million for the six months ended June 30, 2007 to RMB231 million for the six months ended June 30, 2008. The decrease in the net interest expense was mainly due to the combined effect of a decrease in the interest expenses on current borrowings and an increase in interest income from an increase in the average outstanding balance of deposits.

     Profit Before Taxation As a result of the factors discussed above, profit before taxation decreased 26.9% from RMB110,342 million for the six months ended June 30, 2007 to RMB80,712 million for the six months ended June 30, 2008.

     Taxation Taxation decreased 17.3% from RMB24,026 million for the six months ended June 30, 2007 to RMB19,858 million for the six months ended June 30, 2008. The decrease was primarily due to a reduction in the taxable income of the Group for the first half of 2008.

     Profit for the period As a result of the factors discussed above, profit of the Group for the period decreased 29.5% from RMB86,316 million for the six months ended June 30, 2007 to RMB60,854 million for the six months ended June 30, 2008.

     Profit attributable to minority interest of the Company As the international crude oil prices remained high during the first half of 2008, subsidiaries of the Company including CNPC Exploration and Development Company Limited recorded increase in the profit before taxation for the first half of 2008 to a great extent. This has resulted in an increase in the minority interest in the results of the Company. The amount of the minority interest in the Company increased from RMB4,486 million for the six months ended June 30, 2007 to RMB7,239 million for the six months ended June 30, 2008.

     Profit attributable to equity holders of the Company As a result of the factors discussed above, profit attributable to equity holders of the Company decreased 34.5% from RMB81,830 million for the six months ended June 30, 2007 to RMB53,615 million for the six months ended June 30, 2008.

     (2) Segment Information

     EXPLORATION AND PRODUCTION

     Turnover Turnover increased 54.3% from RMB205,390 million for the six months ended June 30, 2007 to RMB316,876 million for the six months ended June 30, 2008. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas. The average realised crude oil price of the Group in the first half of 2008 was US$93.45 per barrel, representing an increase of 62.0% from US$57.69 per barrel compared with the same period of last year.

     Operating Expenses Operating expenses increased 71.3% from RMB108,954 million for the six months ended June 30, 2007 to RMB186,645 million for the six months ended June 30, 2008. The increase was primarily due to an increase in purchase costs of imported crude oil and a sharp increase of special levy on the sale of domestic crude oil by the Group as international crude oil prices remained high throughout the first half of 2008.

     Profit from Operations As a result of the factors discussed above, profit from operations increased by 35.0% from RMB96,436 million for the six months ended June 30, 2007 to RMB130,231 million for the six months ended June 30, 2008. The Exploration and Production segment remains the most important contributor of profit for the Group.

     REFINING AND MARKETING

     Turnover Turnover rose 43.5% from RMB314,863 million for the six months ended June 30, 2007 to RMB451,737 million for the six months ended June 30, 2008. The increase was due to an increase in the prices and sales volume of key refined products and growth in the trading of oil and gas products. The Refining and Marketing segment is the main contributor of external sales revenue for the Group.

     Operating Expenses Operating expenses increased 64.3% from RMB310,938 million for the six months ended June 30, 2007 to RMB510,752 million for the six months ended June 30, 2008. The increase was primarily due to the persistently high international crude oil prices and an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers. In addition, the increase in operating expenses also resulted from an increase in the level of trading of oil and gas products in the first half of 2008.

     Profit/Loss from Operations The loss from the Refining and Marketing segment amounted to RMB59,015 million for the six months ended June 30, 2008. The profit from the Refining and Marketing segment amounted to RMB3,925 million for the six months ended June

30, 2007. The loss from the Refining and Marketing segment was primarily due to the macroeconomic controls of the prices of refined products in the domestic market by the PRC Government. Despite persistently high crude oil prices, prices of refined products in the domestic market were not in line with the high crude oil prices and were lower than those of the international market.

     CHEMICALS AND MARKETING

     Turnover Turnover rose 21.3% from RMB49,860 million for the six months ended June 30, 2007 to RMB60,463 million for the six months ended June 30, 2008. The growth in turnover was primarily due to an increase in the selling prices and sales volume of certain chemical products.

     Operating Expenses Operating expenses increased 20.9% from RMB44,462 million for the six months ended June 30, 2007 to RMB53,749 million for the six months ended June 30, 2008. The increase was primarily due to an increase in the prices of key chemical raw materials.

     Profit from Operations As a result of the factors discussed above, profit from operations of the Marketing and Chemicals segment increased by 24.4% from RMB5,398 million for the six months ended June 30, 2007 to RMB6,714 million for the six months ended June 30, 2008. Benefiting from the advantages created by the better integration of production and marketing of chemical products, the production volumes of high value-added and special products were greatly increased, and operating efficiency and profitability continued to improve in the Chemicals and Marketing segment.

     NATURAL GAS AND PIPELINE

     Turnover Turnover increased 33.1% from RMB23,216 million for the six months ended June 30, 2007 to RMB30,902 million for the six months ended June 30, 2008. The increase was primarily due to an increase in the selling prices of natural gas, and an increase in the sales volume and volume of natural gas from pipeline transmission.

     Operating Expenses Operating expenses increased 31.7% from RMB17,088 million for the six months ended June 30, 2007 to RMB22,506 million for the six months ended June 30, 2008. The increase was primarily due to an increase in the purchase costs of natural gas.

     Profit from Operations As a result of the factors discussed above, profit from operations of the Natural Gas and Pipeline segment increased by 37.0% from RMB6,128 million for the six months ended June 30, 2007 to RMB8,396 million for the six months ended June 30, 2008. The natural gas and pipeline business grew rapidly and its contribution to the profit of the Group continued to increase.

     (3) Cash Flows

     As at June 30, 2008, the primary sources of funds of the Group are cash generated from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.

     The table below sets forth the cash flows of the Group for the six months ended June 30, 2008 and June 30, 2007 respectively and the amount of cash and cash equivalents as at the end of each period:

                                                       SIX MONTHS ENDED JUNE 30,
                                                       -------------------------
                                                           2008          2007
                                                       RMB MILLION   RMB MILLION
                                                       -----------   -----------
Net cash flows generated from operating activities        81,159       109,838
Net cash flows used for investing activities             (67,339)      (56,836)
Net cash flows used for financing activities             (20,523)      (30,192)
Currency translation differences                              49           402
Cash and cash equivalents as at the end of year           58,840        71,771

     NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

     The net cash flows of the Group generated from operating activities for the six months ended June 30, 2008 were RMB81,159 million, representing a decrease of 26.1% compared with RMB109,838 million generated for the six months ended June 30, 2007. The decrease was mainly due to a reduction in the net profit in the first half of the year. As at June 30, 2008, the Group had cash and cash equivalents of RMB58,840 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 88.5% were denominated in Renminbi, approximately 11.0% were denominated in United States Dollars and approximately 0.5% were denominated in other currencies).

     NET CASH FLOWS USED FOR INVESTING ACTIVITIES

     The net cash flows of the Group used for investing activities for the six months ended June 30, 2008 were RMB67,339 million, representing an increase of 18.5% compared with RMB56,836 million used for the six months ended June 30, 2007. The increase in cash flows used for investing activities was primarily due to an increase in capital expenditures during the first half of the year.

     NET CASH FLOWS USED FOR FINANCING ACTIVITIES

     The net cash flows of the Group used for financing activities for the six months ended June 30, 2008 were RMB20,523 million, representing a decrease of 32.0% compared with RMB30,192 million used for the six months ended June 30, 2007. The decrease was primarily due to an increase in the amount of net borrowings and capital contributions by minority shareholders during the first half of the year.

     The net borrowings of the Group as at June 30, 2008 and December 31, 2007, respectively, are as follows:

                                                     AS AT JUNE 30, 2008   AS AT DECEMBER 31, 2007
                                                         RMB MILLION              RMB MILLION
                                                     -------------------   -----------------------
Short-term borrowings (including current portion
   of long-term borrowings)                                 39,257                  30,934
Long-term borrowings                                        35,287                  39,688
                                                           -------                 -------
Total borrowings                                            74,544                  70,622
                                                           =======                 =======
Less: Cash and cash equivalents                            (58,840)                (65,494)
                                                           -------                 -------
Net borrowings                                              15,704                   5,128
                                                           =======                 =======

     Maturities of long-term borrowings (including borrowings maturing within one year) of the Group are as follows:

                                                     AS AT JUNE 30, 2008   AS AT DECEMBER 31, 2007
                                                         RMB MILLION              RMB MILLION
                                                     -------------------   -----------------------
To be repaid within one year                                13,440                 12,200
To be repaid within one to two years                        13,419                  5,754
To be repaid within two to five years                        7,912                 19,898
To be repaid after five years                               13,956                 14,036
                                                            ------                 ------
                                                            48,727                 51,888
                                                            ======                 ======

     Of the total borrowings of the Group as at June 30, 2008, approximately 15.3% were fixed-rate loans and approximately 84.7% were floating-rate loans. Of the borrowings as at June 30, 2008, approximately 63.4% were denominated in Renminbi, approximately 33.7% were denominated in United States Dollars, approximately 2.5% were denominated in Hong Kong dollars, approximately 0.3% were denominated in Euro and approximately 0.1% were denominated in Japanese Yen.

     As at June 30, 2008, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 8.4% (As at December 31, 2007: 8.3%).

     (4) Capital Expenditures

     The following table sets out the capital expenditures for the various segments of the Group for the six months ended June 30, 2008 and for the six months ended June 30, 2007 and the estimated capital expenditures for the various segments of the Group for the whole year of 2008. For the first half of 2008, capital expenditures of the Group increased 40.5% from RMB51,021 million for the six months ended June 30, 2007 to RMB71,693 million for the six months ended June 30, 2008. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and development, and construction of natural gas pipelines by the Group. In addition, increase in commodity prices also contributed to an increase in capital investment.

                              FOR THE FIRST HALF    FOR THE FIRST HALF
                                   OF 2008               OF 2007          ESTIMATES FOR 2008
                             -------------------   -------------------   -------------------
                             RMB MILLION    (%)    RMB MILLION    (%)    RMB MILLION    (%)
                             -----------   -----   -----------   -----   -----------   -----
Exploration and Production     47,053*      65.6     42,196*      82.7     132,300*     63.6
Refining and Marketing          6,527        9.1      4,841        9.5      23,000      11.1
Chemicals and Marketing         4,307        6.0      1,163        2.3      13,200       6.4
Natural Gas and Pipeline       12,845       17.9      2,471        4.8      37,700      18.1
Other                             961        1.4        350        0.7       1,700       0.8
                               ------      -----     ------      -----     -------     -----
Total                          71,693      100.0     51,021      100.0     207,900     100.0
                               ======      =====     ======      =====     =======     =====

* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2007 and the first half of 2008, and the estimates for the same in 2008 would be RMB46,680 million, RMB53,267 million and RMB143,200 million, respectively.

     EXPLORATION AND PRODUCTION

     The majority of the Group's capital expenditures were related to the Exploration and Production segment. For the six months ended June 30, 2008, capital expenditures in relation to the Exploration and Production segment amounted to RMB47,053 million, including RMB7,684 million for oil and gas exploration activities and RMB36,355 million for oil and gas development activities. The capital expenditure for the six months ended June 30, 2008 was mainly used in large oil and gas exploration projects such as in the large oil and gas fields located in Changqing, Daqing and Southwestern oil and gas fields and in the construction of key production facilities at those key oil and gas exploration projects.

     The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2008 will amount to RMB132,300 million. Approximately RMB24,200 million will be used for oil and gas exploration, and RMB90,500 million will be used for oil and gas development. Exploration will mainly emphasise the overall development of regions in Longgang in the Sichuan Basin, the west of Sulige in the Erdos Basin and the Dagang Qikou depression in the Bohai Basin and other regions. Development activities will be emphasised on the construction of new proved oil and gas fields, while secondary recovery of and steady production of mature oilfields will also be emphasised.

     REFINING AND MARKETING

     Capital expenditures for the Group's Refining and Marketing segment for the six months ended June 30, 2008 amounted to RMB6,527 million, including RMB5,210 million for the reconstruction of refining facilities. The capital expenditure for the six months ended June 30, 2008 was mainly used in the construction of large scale refining facilities with capacity over ten million tons such as the Dushanzi Petrochemical and Guangxi Petrochemical projects.

     The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2008 will amount to RMB23,000 million, of which approximately RMB16,100 million will be used for the construction and expansion of refining facilities, and approximately RMB6,900 million will be used for investments in the establishment of the sales network and storage infrastructure facilities for oil products.

     CHEMICALS AND MARKETING

     Capital expenditures for the Chemicals and Marketing segment for the six months ended June 30, 2008 amounted to RMB4,307 million, which were used mainly for the construction of petrochemical facilities for large scale ethylene projects with capacity over million tons such as the Dushanzi Petrochemical and the Fushun Petrochemical projects and the expansion of key construction projects such as the redevelopment and expansion of ethylene in the Daqing Petrochemical project.

     The Group anticipates that capital expenditures for the Chemicals and Marketing segment for the twelve months ending December 31, 2008 will amount to RMB13,200 million, which are expected to be used primarily for the construction and expansion of petrochemical facilities including large scale ethylene projects such as the Dushanzi Petrochemical, the Daqing Petrochemical, the Fushun Petrochemical and the Sichuan Petrochemical projects.

     NATURAL GAS AND PIPELINE

     Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2008 amounted to RMB12,845 million. The Group incurred RMB11,726 million of these expenditures on the construction of long distance pipelines. The capital expenditure for the six months ended June 30, 2008 was mainly used in the construction of the Second West-East Gas Pipeline project, the Lanzhou-Zhengzhou-Changsha Oil Pipeline and other gas pipeline projects.

     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2008 will amount to RMB37,700 million, which are expected to be used primarily for the construction of key oil and gas transmission pipelines such as the Lanzhou-Zhengzhou-Changsha Oil Pipeline and the Second West-East Gas Pipeline and associated storage facilities and LNG projects.

     OTHERS

     Capital expenditures for Other segment for the six months ended June 30, 2008 were RMB961 million.

     The Group anticipates that capital expenditures for Other segment for the twelve months ending December 31, 2008 will amount to approximately RMB1,700 million, which are expected to be used primarily for scientific research and development activities and the establishment of information systems.

     2. THE FINANCIAL DATA SET OUT BELOW IS EXTRACTED FROM AND COMPUTED BASED ON THE AUDITED FINANCIAL STATEMENTS OF THE GROUP PREPARED UNDER CAS

     (1) Principal operations by segment under CAS

                                                                                     CHANGE IN
                                                                       CHANGE IN      COST OF
                                                                      INCOME FROM    PRINCIPAL
                                                                       PRINCIPAL    OPERATIONS
                                                                       OPERATIONS    COMPARED
                                                COST OF                 COMPARED     WITH THE
                               INCOME FROM     PRINCIPAL                WITH THE       SAME
                                PRINCIPAL      OPERATIONS             SAME PERIOD    PERIOD OF   INCREASE OR
                             OPERATIONS FOR     FOR THE                  OF THE         THE      DECREASE IN
                             THE FIRST HALF    FIRST HALF    GROSS     PRECEDING     PRECEDING      MARGIN
                                 OF 2008        OF 2008     MARGIN*       YEAR         YEAR      (PERCENTAGE
                               RMB MILLION    RMB MILLION     (%)         (%)           (%)        POINTS)
                             --------------   -----------   -------   -----------   ----------   -----------
Exploration and production       308,180        116,385       45.1        52.5         42.2          (5.4)
Refining and marketing           446,994        471,905       (7.4)       43.5         69.6         (15.7)
Chemicals and marketing           59,118         48,148       18.3        21.3         20.9           0.5
Natural gas and pipeline          30,580         21,449       28.4        33.2         31.9           0.8
Other                                345             65         --          --           --            --
Inter-segment elimination       (311,190)      (310,600)        --          --           --            --
Total                            534,027        347,352       23.5        38.9         61.1         (13.8)

* Gross margin=Profit from principal operations /Income from principal operations

     During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB20,946 million.

     (2) Principal operations by region under CAS

                                                              CHANGE COMPARED WITH
                                                             THE SAME PERIOD OF THE
                   FIRST HALF OF 2008   FIRST HALF OF 2007       PRECEDING YEAR
OPERATING INCOME       RMB MILLION          RMB MILLION                (%)
----------------   ------------------   ------------------   ----------------------
PRC                      519,845              380,444                 36.6
Other                     29,677               12,282                141.6
Total                    549,522              392,726                 39.9

     5.2 EXPLANATION ABOUT THE REASONS FOR CHANGES IN PRINCIPAL OPERATIONS AND THEIR STRUCTURE

     [ ] Applicable [X] Not applicable

     5.3 EXPLANATION ABOUT MATERIAL CHANGES IN PROFITABILITY (GROSS MARGIN) OF PRINCIPAL OPERATIONS COMPARED TO THE SAME PERIOD OF THE PRECEDING YEAR

     [ ] Applicable [X] Not applicable

     5.4 ANALYSIS OF THE REASONS FOR MATERIAL CHANGES IN THE PROFIT COMPOSITION COMPARED TO THE SAME PERIOD OF THE PRECEDING YEAR

     [ ] Applicable [X] Not applicable

     5.5 USE OF PROCEEDS FROM FUND RAISING

     5.5.1 Utilisation of proceeds from fund raising

     [X] Applicable [ ] Not applicable

TOTAL AMOUNT OF   In October 2007, the Company   TOTAL AMOUNT    RMB4,742 million
PROCEEDS          issued 4 billion A shares.     OF PROCEEDS
                  The total proceeds and net     USED DURING
                  proceeds from such issuance    THE REPORTING
                  were RMB66,800 million and     PERIOD
                  RMB66,243 million
                  respectively.                  ACCUMULATED     RMB47,159 million
                                                 AMOUNT OF
                                                 PROCEEDS USED

                             PROPOSED      MODIFICATION      ACTUAL          REALISED                      ESTIMATED
                            INVESTMENT          OF          INVESTMENT        RETURN      PROGRESS AS        RETURN
COMMITTED PROJECT          (RMB MILLION)    THE PROJECT   (RMB MILLION)   ON INVESTMENT     PLANNED      ON INVESTMENT
-----------------          -------------   ------------   -------------   -------------   -----------   ---------------
Project to increase             6,840           No            4,342       To be               Yes       To be confirmed
   the crude oil                                                          confirmed                     only upon
   production capacity                                                    only upon                     commissioning
   of Changqing Oilfield                                                  commissioning
Project to increase             5,930           No            2,235       To be               Yes       To be confirmed
   the crude oil                                                          confirmed                     only upon
   production capacity                                                    only upon                     commissioning
   of Daqing Oilfield                                                     commissioning
Project to increase             1,500           No              495       To be               Yes       To be confirmed
   the crude oil                                                          confirmed                     only upon
   production capacity                                                    only upon                     commissioning
   of Jidong Oilfield                                                     commissioning
Dushanzi                       17,500           No           11,416       To be               Yes       To be confirmed
   Petrochemical's                                                        confirmed                     only upon
   projects -                                                             only upon                     commissioning
   processing and                                                         commissioning
   refining
   sulphur-bearing
   crude oil imported
   from Kazakhstan and
   ethylene technology
   development projects
Daqing Petrochemical            6,000           No              197       To be               Yes       To be confirmed
   1.2 million                                                            confirmed                     only upon
   tons/year ethylene                                                     only upon                     commissioning
   redevelopment and                                                      commissioning
   expansion project
Total                          37,770                        18,685                            --              --
Projects not                       --
   progressing as
   planned and not
   achieving estimated
   return
Projects modified                  --
   and modification
   procedures
Application and            The unutilised portion of the net proceeds from the A share issuance has been deposited
   status of unused        into the designated bank accounts maintained by the Company.
   proceeds

     5.5.2 Modification of projects

     [ ] Applicable [X] Not applicable

     5.6 BUSINESS PROSPECT IN THE SECOND HALF OF 2008

     During the second half of 2008, the Group will continue to adhere to the policy of "stability, balance, efficiency, control and co-ordination" in the conduct of its operations. The Group will organise production and operation in a scientific manner, enhance technological improvements actively, continually strengthen corporate management and promote sustained, effective and rapid development of the Company.

     In respect of exploration and production, the Group will continue to place top priority on resources exploration and maintain a leading position in its upstream business in China. The Group will stress the parallel development of oil and gas exploration and implement projects to meet the demands during the period of peak growth of reserves. The Group will endeavour to discover sizeable and high quality reserves. The Group will ensure steady output in mature oilfields on the one hand, and push forward with recovery of mature oilfields at a steady pace and overall development of new oilfields effectively on the other hand. The Group will aim to maintain steady growth in domestic crude oil output at 100 million tons. The Group will view natural gas construction as strategic and growth-oriented operation. The Group will place great emphasis on key gas regions, increase production capacity at a quicker pace in order to meet the rapid growth of natural gas output.

     In respect of refining and petrochemicals, the Group will speed up the modification of the strategic structure of its refinery and petrochemical business to expedite and facilitate the construction of world-class scale refinery and petrochemical bases and develop the refining and petrochemicals business efficiently. The Group will strive to improve the product quality and modify the structure of refined products with a view to continually increase its competitiveness.

     In respect of the sale of refined products, the Group will place greater emphasis in building up a modernised sales and distribution system to further improve the refined products sales and distribution network. Efforts will be made to explore profitable markets. The Group will speed up the construction of the storage facilities for retail use and commercial use, thereby creating a regional hub for storage for retail use and a sales and distribution network at provincial, regional and municipal levels. Increasing efforts will be made to achieve overall balance in resources allocation, optimisation and utilisation of resources in order to ensure supply of refined products in the domestic market and realise maximum returns on the refined products.

     In respect of natural gas and pipeline, sales of natural gas are expected to maintain its rapid growth. The Group will continue to speed up the domestic trunk pipeline network and improve storage and transportation facilities. A nationwide pipeline network and supply system characterised by flexible despatch priority and stable supply will be established. Upon completion of the construction of a number of key pipelines, the capability of the Company to ensure oil and gas supply will be enhanced, and the foundation for the business development of the Company will become more solid.

     In respect of international operations, the Group will continue to speed up development and endeavour to enlarge business scale. The Group will continue to leverage on the existing resources with a view to ensure steady production in the developed oilfields, and at the same time, expedite the development of new projects in an attempt to increase reserves and production from new oil fields. The Group aims to boost its international operations, increase its international trading and improve the standard of its operations so as to meet the international standards.

     5.7 MODIFICATION TO THE OPERATING PLAN APPROVED BY THE BOARD DURING THE SECOND HALF OF THIS YEAR

     [ ] Applicable [X] Not applicable

     5.8 WARNING AND EXPLANATION CONCERNING THE EXPECTATION THAT THE ACCRUED NET PROFIT FROM THE BEGINNING OF THIS YEAR TO THE END OF THE NEXT REPORTING PERIOD WILL BE NEGATIVE, OR WILL CHANGE DRAMATICALLY FROM THAT OF THE SAME PERIOD OF THE PRECEDING YEAR

     [ ] Applicable [X] Not applicable

     5.9 EXPLANATION OF THE BOARD ABOUT THE ACCOUNTING FIRM'S "OTHER THAN STANDARD UNQUALIFIED OPINION" IN RESPECT OF THE INTERIM REPORT

     [ ] Applicable [X] Not applicable

     5.10 EXPLANATION OF THE BOARD ABOUT THE CHANGES IN ISSUES RELATING TO THE ACCOUNTING FIRM'S "OTHER THAN STANDARD UNQUALIFIED OPINION" FOR THE PRECEDING YEAR AND HOW THESE ISSUES ARE RESOLVED

     [ ] Applicable [X] Not applicable

     5.11 FINAL DIVIDENDS FOR THE YEAR ENDED DECEMBER 31, 2007

     Final dividends attributable to equity holders of the Company in respect of 2007 of RMB0.156859 per share (inclusive of tax) amounting to a total of RMB28,708 million were approved by the shareholders at the annual general meeting on May 15, 2008 and accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2008, and were paid on June 13, 2008.

     5.12 INTERIM DIVIDENDS AND CLOSURE OF REGISTER OF MEMBERS

     The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2008 at the shareholders meeting held on May 15, 2008. The Board has resolved to pay an interim dividend of RMB0.131827 per share (inclusive of tax) for the six months ended

June 30, 2008 on the basis of 45% of the profit attributable to the equity holders of the Company for the period. The interim dividend will be paid to equity holders whose names appear on the register of members of the Company at the close of business on September 18, 2008. The register of members of H shares will be closed from September 11, 2008 to September 18, 2008 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 10, 2008. Equity holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 18, 2008 will be eligible for the interim dividends.

     In accordance with the relevant provisions of the Company's Articles of Association, dividends payable to the Company's equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated at the rate of HK$1.00 equals to RMB0.87685 which was the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends by the Board of Directors on August 27, 2008. Accordingly, the dividends payable for each H share of the Company will be HK$0.150342 (inclusive of tax).

6    SIGNIFICANT EVENTS

     6.1 ACQUISITION, SALE OF ASSETS AND RESTRUCTURING OF ASSETS

     6.1.1 Acquisition of Assets

     [X] Applicable [ ] Not applicable

                                                   NET PROFIT    NET PROFIT
                                                  CONTRIBUTED   CONTRIBUTED
                                                     TO THE        TO THE
                                                  GROUP SINCE    GROUP FROM
                                                  THE DATE OF       THE                                       WHETHER
                                                      THE        BEGINNING                      WHETHER     CONTRACTUAL
                                                  ACQUISITION   OF THE YEAR                  OWNERSHIP OF    RIGHTS AND
                                                   TO THE END    TO THE END     WHETHER      THE RELEVANT   OBLIGATIONS
                                                     OF THE        OF THE      CONSTITUTE     ASSETS HAS     HAVE BEEN
COUNTERPARTY AND       DATE OF      ACQUISITION    REPORTING     REPORTING      CONNECTED     BEEN FULLY       FULLY
ASSETS ACQUIRED      ACQUISITION       PRICE         PERIOD        PERIOD      TRANSACTION    TRANSFERRED   TRANSFERRED
----------------    -------------   -----------   -----------   -----------   ------------   ------------   -----------
Acquisition from    June 10, 2008     RMB1,004        Not           Not        Yes, based         No             No
   CNPC of the                        million      applicable    applicable   on valuation
   assets and
   operations of
   the refined
   products
   marketing
   operations and
   assets

     The above transaction did not have any impact on the continuity of the Group's operation and management and is advantageous to the future financial position and operating results of the Group.

     6.1.2 Sale of Assets

     [ ] Applicable [X] Not applicable

     6.1.3 The progress of the transaction and the impact on the operating results and financial conditions of the Group during the reporting period since the publication of the report on the restructuring of assets or sale and purchase of assets

     [ ] Applicable [X] Not applicable

     6.2 MATERIAL GUARANTEE

     [X] Applicable [ ] Not applicable

     At June 30, 2008, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance", a subsidiary of CNPC):

                                                               Unit: RMB Million

 EXTERNAL GUARANTEES PROVIDED BY THE COMPANY (EXCLUDING GUARANTEES PROVIDED TO
                                 SUBSIDIARIES)

                                                                                             WHETHER
                                                                                           CONSTITUTED
                           DATE OF                                                          GUARANTEE
                          OCCURRENCE                                                            TO
                           (DATE OF                                             WHETHER     CONNECTED
                         EXECUTION OF    GUARANTEE     TYPE OF     PERIOD OF   GUARANTEE      PARTY
GUARANTEE PROVIDED TO     AGREEMENT)       AMOUNT     GUARANTEE    GUARANTEE    EXPIRED    (YES OR NO)
---------------------   -------------    ---------   -----------   ---------   ---------   -----------
Huahai Petroleum        July 12, 2000        14       Joint and     10 years       No           No
Transportation and                                     several
Marketing Company                                    liabilities
Limited*

Huahai Petroleum        September 24,        37       Joint and     11 years       No           No
Transportation and          2001                       several
Marketing Company                                    liabilities
Limited*

Jinzhou Jinglian         October 21,         18       Joint and      5 years       No           No
Lubricant                   2003                       several
Addicatives Company                                  liabilities
Limited*

Total amount of guarantees incurred during the reporting period       0
Total amount of guarantees as at the end of the reporting period     69

            TOTAL AMOUNT OF GUARANTEES BY THE COMPANY
         (INCLUDING GUARANTEE PROVIDED FOR SUBSIDIARIES)

Total amount of guarantees                                           69
Ratio of total  amount  of  guarantees  to the net  assets  of
   the Company                                                    0.009%
of which:
   Amount of guarantee provided for shareholders, ultimate           --
      controller and their respective related parties
   Amount of guarantee provided directly or indirectly for
      entities with liabilities to assets ratio exceeding 70%        --
   Amount of guarantee exceeding 50% of the total net assets         --
Aggregate amount of the above three types of guarantees              --

*    for identification only

     6.3 NON-OPERATING CONNECTED OBLIGATORY RIGHTS AND DEBTS

     [ ] Applicable   [X] Not applicable

     6.4 MATERIAL LITIGATION AND ARBITRATION

     [ ] Applicable [X] Not applicable

     6.5 OTHER SIGNIFICANT EVENTS

     [X] Applicable [ ] Not applicable

     6.5.1 In April 2008, the Company was notified by the Ministry of Finance of the PRC that in order to ensure supply of crude oil and refined products in the market, financial support measures would be provided to the Company. During the reporting period, the Company recognised governmental grants in the amount of RMB4,573 million.

     6.5.2 On May 12, 2008, an earthquake with a magnitude of 8.0 on the Richter scale struck Wenchuan area of Sichuan Province of the PRC. As a result of the Company's well-established production facilities and effective contingency plans, the earthquake did not have material adverse effect on the production and operations of the Company.

     6.5.3 On June 20, 2008, the PRC Government adjusted the prices of refined products in the domestic market, raising the ex-factory prices of gasoline and diesel by RMB1,000 per ton and the ex-factory prices of aviation fuel by RMB1,500 per ton, representing an increase of the ex-factory prices of gasoline, diesel and aviation fuel by 18.2%, 19.7% and 25.2% respectively.

     6.5.4 The Company has adopted a share-based compensation scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective upon the listing of the H shares of the Company on April 7, 2000. Directors, Supervisors and senior executives of the Company are eligible for the scheme and the rights granted thereunder can be exercised from April 8, 2003 to April 7, 2008. The exercise price is the price of the H share as at the initial public offering, being HK$1.28 per share. As at April 7, 2008 (being the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights exercised their rights. The Company therefore derecognised the liability previously accrued of RMB1,400 million in the financial statements of the Group for the six months ended June 30, 2008.

     6.5.5 In order to satisfy the operations needs of the Company, on June 10, 2008, the Board resolved to issue domestic corporate bonds with an aggregate principal amount of not more than RMB60 billion in one or more tranches. The proposal was approved at the extraordinary general meeting of the Company held on July 31, 2008.

7    FINANCIAL STATEMENTS

     7.1 AUDITORS' OPINION

Financial Statements   [ ] Unaudited                      [X] Audited
Auditors' opinion      [X] Standard unqualified opinion   [ ] Other than standard unqualified opinion

     7.2 THE GROUP'S BALANCE SHEETS, PROFIT AND LOSS ACCOUNTS/ INCOME STATEMENTS, CASH FLOW STATEMENTS AND CHANGES IN EQUITY, THE COMPANY'S BALANCE SHEET, WITH COMPARATIVES

     7.2.1 Financial statements prepared in accordance with IFRS

     (1) Consolidated Profit and Loss Account

                                                     SIX MONTHS ENDED JUNE 30
                                                    -------------------------
                                                        2008          2007
                                            NOTES   RMB MILLION   RMB MILLION
                                            -----   -----------   -----------
TURNOVER                                     (i)      549,522       392,726
                                                     --------      --------
OPERATING EXPENSES
   Purchases, services and other                     (294,522)     (166,995)
   Employee compensation costs                        (30,411)      (22,426)
   Exploration expenses, including
      exploratory dry holes                           (12,848)      (10,607)
   Depreciation, depletion and
      amortisation                                    (42,754)      (31,228)
   Selling, general and administrative
      expenses                                        (27,993)      (23,901)
   Taxes other than income taxes                      (65,831)      (28,784)
   Other income, net                                    2,601           345
                                                     --------      --------
TOTAL OPERATING EXPENSES                             (471,758)     (283,596)
                                                     --------      --------
PROFIT FROM OPERATIONS                                 77,764       109,130
                                                     --------      --------
FINANCE COSTS
   Exchange gain                                        1,304           581
   Exchange loss                                       (2,332)         (923)
   Interest income                                      1,404           819
   Interest expense                                    (1,635)       (2,050)
                                                     --------      --------
TOTAL NET FINANCE COSTS                                (1,259)       (1,573)
                                                     --------      --------
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY
   CONTROLLED ENTITIES                                  4,207         2,785
                                                     --------      --------
PROFIT BEFORE TAXATION                       (ii)      80,712       110,342
TAXATION                                    (iii)     (19,858)      (24,026)
                                                     --------      --------
PROFIT FOR THE PERIOD                                  60,854        86,316
                                                     ========      ========
ATTRIBUTABLE TO:
   Equity holders of the Company                       53,615        81,830
   Minority interest                                    7,239         4,486
                                                     --------      --------
                                                       60,854        86,316
                                                     ========      ========
BASIC AND DILUTED EARNINGS PER SHARE FOR
   PROFIT ATTRIBUTABLE TO EQUITY HOLDERS
   OF THE COMPANY (RMB YUAN)                 (iv)        0.29          0.46
                                                     ========      ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS
   OF THE COMPANY DURING THE PERIOD
   Interim dividends declared after the
      balance sheet date                     (v)       24,127        36,823
                                                     ========      ========

     (2) Consolidated Balance Sheet

                                                                     JUNE 30, 2008   DECEMBER 31, 2007
                                                                      RMB MILLION       RMB MILLION
                                                                     -------------   -----------------
NON CURRENT ASSETS
   Property, plant and equipment                                        783,087           762,882
   Investments in associates and jointly controlled entities             30,382            26,535
   Available-for-sale financial assets                                    2,193             2,581
   Advance operating lease payments                                      24,637            23,417
   Intangible and other assets                                            8,707             8,488
   Time deposits with maturities over one year                            4,605             5,053
                                                                        -------           -------
TOTAL NON CURRENT ASSETS                                                853,611           828,956
                                                                        -------           -------
CURRENT ASSETS
   Inventories                                                           98,560            88,467
   Accounts receivable                                                   27,726            18,419
   Prepaid expenses and other current assets                             68,319            36,018
   Notes receivable                                                       5,832             4,735
   Time deposits with  maturities over three months but within
      one year                                                           10,932            18,042
   Cash and cash equivalents                                             58,840            65,494
                                                                        -------           -------
TOTAL CURRENT ASSETS                                                    270,209           231,175
                                                                        -------           -------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                             172,832           144,353
   Income tax payable                                                     2,096            11,709
   Other taxes payable                                                   20,166            11,099
   Short-term borrowings                                                 39,257            30,934
                                                                        -------           -------
TOTAL CURRENT LIABILITIES                                               234,351           198,095
                                                                        -------           -------
NET CURRENT ASSETS                                                       35,858            33,080
                                                                        -------           -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                   889,469           862,036
                                                                        =======           =======
EQUITY
   Equity attributable to equity holders of the Company
      Share capital                                                     183,021           183,021
      Retained earnings                                                 357,339           332,432
      Reserves                                                          216,883           217,952
                                                                        -------           -------
                                                                        757,243           733,405
   Minority interest                                                     51,808            42,942
                                                                        -------           -------
 TOTAL EQUITY                                                           809,051           776,347
                                                                        -------           -------
NON CURRENT LIABILITIES
   Long-term borrowings                                                  35,287            39,688
   Asset retirement obligations                                          25,966            24,761
   Deferred taxation                                                     18,159            20,205
   Other long-term obligations                                            1,006             1,035
                                                                        -------           -------
TOTAL NON CURRENT LIABILITIES                                            80,418            85,689
                                                                        -------           -------
TOTAL EQUITY AND NON CURRENT LIABILITIES                                889,469           862,036
                                                                        =======           =======

     (3) Consolidated Cash Flow Statement

                                                                           SIX MONTHS ENDED JUNE 30
                                                                          -------------------------
                                                                             2008          2007
                                                                          RMB MILLION   RMB MILLION
                                                                          -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Profit for the period                                                     60,854        86,316
   Adjustments for:
      Taxation                                                               19,858        24,026
      Depreciation, depletion and amortisation                               42,754        31,228
      Capitalised exploratory costs charged to expense                        6,634         6,123
      Share of profit of associates and jointly controlled entities          (4,207)       (2,785)
      Reversal of provision for impairment of receivables, net                  (48)       (2,254)
      Write down /(Reversal of write down) in inventories, net                1,422           (68)
      Impairment of available-for-sale financial assets, net                     10            --
      Impairment of investments in associates and jointly controlled
       entities, net                                                             19             5
      Loss on disposal of property, plant and equipment                         498           407
      Loss/(Gain) on disposal of investments in associates and jointly
       controlled entities                                                        3          (371)
      Gain on disposal of available-for-sale financial assets                    (4)         (105)
      Dividend income                                                          (100)          (75)
      Interest income                                                        (1,404)         (819)
      Interest expense                                                        1,635         2,050
   Advance payments on long-term operating leases                            (2,143)       (1,350)
   Changes in working capital:
      Accounts receivable and prepaid expenses and other current assets     (32,808)      (20,616)
      Inventories                                                           (11,515)       (8,221)
      Accounts payable and accrued liabilities                               31,533        30,365
                                                                            -------       -------
CASH GENERATED FROM OPERATIONS                                              112,991       143,856
      Interest received                                                       1,271           835
      Interest paid                                                          (1,975)       (2,039)
      Income taxes paid                                                     (31,128)      (32,814)
                                                                            -------       -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    81,159       109,838
                                                                            =======       =======

                                                                           SIX MONTHS ENDED JUNE 30
                                                                          -------------------------
                                                                             2008          2007
                                                                          RMB MILLION   RMB MILLION
                                                                          -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                     (75,660)      (58,304)
   Acquisition of investments in associates and jointly controlled
      entities                                                                 (203)       (1,018)
   Acquisition of available-for-sale financial assets                           (10)         (300)
   Acquisition of intangible assets                                            (587)         (265)
   Acquisition of other non-current assets                                     (327)         (501)
   Purchase of minority interest in listed subsidiaries                          --           (86)
   Purchase of minority interest in subsidiaries                               (132)           --
   Repayment of capital by associates and jointly controlled entities            --         1,552
   Proceeds from disposal of property, plant and equipment                       98           512
   Proceeds from disposal of investments in associates and jointly
      controlled entities                                                         2         1,015
   Proceeds from disposal of available-for-sale financial assets                 25           164
   Dividends received                                                         2,227           365
   Decrease in time deposits with maturities over three months                7,228            30
                                                                            -------       -------
NET CASH USED FOR INVESTING ACTIVITIES                                      (67,339)      (56,836)
                                                                            -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments of short-term borrowings                                      (29,969)      (15,405)
   Repayments of long-term borrowings                                        (4,111)      (13,741)
   Dividends paid to minority interest                                       (3,045)       (1,905)
   Dividends paid to equity holders of the Company                          (28,708)      (27,694)
   Increase in short-term borrowings                                         37,450        16,139
   Increase in long-term borrowings                                             822        12,269
   Capital contribution from minority interest                                8,232           266
   Capital reduction                                                         (1,165)           --
   Decrease in other long-term obligations                                      (29)         (121)
                                                                            -------       -------
NET CASH USED FOR FINANCING ACTIVITIES                                      (20,523)      (30,192)
                                                                            -------       -------
TRANSLATION OF FOREIGN CURRENCY                                                  49           402
                                                                            -------       -------
(Decrease)/Increase  in cash and cash equivalents                            (6,654)       23,212
Cash and cash equivalents at beginning of the period                         65,494        48,559
                                                                            -------       -------
Cash and cash equivalents at end of the period                               58,840        71,771
                                                                            =======       =======

     (4) Selected notes from the financial statements prepared in accordance with IFRS

     (i) Turnover

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas.

     (ii) Profit before Taxation

                                                                              SIX MONTHS ENDED JUNE 30
                                                                             -------------------------
                                                                                 2008          2007
                                                                             RMB MILLION   RMB MILLION
                                                                             -----------   -----------
Profit before taxation is arrived at after crediting and charging of the following items:
Crediting
   Dividend income from available-for-sale financial assets                        100            75
   Reversal of provision for impairment of receivables                              70         2,321
   Reversal of write down in inventories                                            --            68
Charging
   Amortisation of intangible and other assets                                     732           688
   Cost of inventories (approximates cost of goods sold) recognised as
     expense                                                                   343,727       208,074
   Depreciation of property, plant and equipment, including impairment provision
      - owned assets                                                            41,161        29,916
      - assets under finance leases                                                  3             3
   Impairment of available-for-sale financial assets                                10            --
   Impairment of investments in associates and jointly controlled entities          19             5
   Provision for impairment of receivables                                          22            67
   Interest expense (Note (i))                                                   1,635         2,050
   Loss on disposal of property, plant and equipment                               498           407
   Operating lease expenses                                                      3,071         3,166
   Repair and maintenance                                                        4,145         3,687
   Research and development expenses                                             5,153         2,796
   Write down in inventories                                                     1,422            --
   Note (i): Interest expense
         Interest expense                                                        2,754         2,624
         Less: Amounts capitalised                                              (1,119)         (574)
                                                                               -------       -------
                                                                                 1,635         2,050
                                                                               =======       =======

     (iii) Taxation

                SIX MONTHS ENDED JUNE 30
               -------------------------
                   2008          2007
               RMB MILLION   RMB MILLION
               -----------   -----------
Income tax        21,515        25,415
Deferred tax      (1,657)       (1,389)
                  ------        ------
                  19,858        24,026
                  ======        ======

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25% (2007:
33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a reduced income tax rate of 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

                                                                              SIX MONTHS ENDED JUNE 30
                                                                             -------------------------
                                                                                 2008          2007
                                                                             RMB MILLION   RMB MILLION
                                                                             -----------   -----------
Profit before taxation                                                          80,712       110,342
                                                                                ------       -------
Tax calculated at a tax rate of 25% (2007: 33%)                                 20,178        36,413
Prior year tax return adjustment                                                    25           451
Effect of income taxes from international operations in excess of taxes
   at the PRC statutory tax rate                                                 4,716           389
Effect of preferential tax rate                                                 (5,735)       (8,256)
Effect of change in PRC corporate income tax rate on deferred taxes                 --        (4,482)
Tax effect of income not subject to tax                                         (1,215)       (1,226)
Tax effect of expenses not deductible for tax purposes                           1,889           737
                                                                                ------       -------
Taxation                                                                        19,858        24,026
                                                                                ======       =======

     (iv) Basic and Diluted Earnings Per Share

     Basic and diluted earnings per share for the six months ended June 30, 2008 have been computed by dividing the profit attributable to equity holders of the Company by 183,021 million shares issued and outstanding during the period.

     Basic and diluted earnings per share for the six months ended June 30, 2007 have been computed by dividing the profit attributable to equity holders of the Company by 179,021 million shares issued and outstanding during the period.

     There are no potential dilutive ordinary shares.

     (v) Dividends Attributable to Equity Holders of the Company

                                                                              SIX MONTHS ENDED JUNE 30
                                                                             -------------------------
                                                                                 2008          2007
                                                                             RMB MILLION   RMB MILLION
                                                                             -----------   -----------
Final dividends attributable to equity holders of the Company for 2006
   (note a)                                                                         --        27,694
Final dividends attributable to equity holders of the Company for 2007
   (note b)                                                                     28,708            --
                                                                                ------        ------
                                                                                28,708        27,694
                                                                                ======        ======

(a) Final dividends attributable to equity holders of the Company in respect of 2006 of RMB0.154699 yuan per share amounting to a total of RMB27,694 million were approved by the shareholders in the Annual General Meeting on May 16, 2007 and accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2007, and were paid on June 1, 2007.

(b) Final dividends attributable to equity holders of the Company in respect of 2007 of RMB0.156859 yuan per share amounting to a total of RMB28,708 million were approved by the shareholders in the Annual General Meeting on May 15, 2008 and accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2008, and were paid on June 13, 2008.

(c) As authorised by shareholders in the Annual General Meeting on May 15, 2008, the Board of Directors, in a meeting held on August 27, 2008, resolved to distribute interim dividends attributable to equity holders of the Company in respect of 2008 of RMB0.131827 yuan per share amounting to a total of RMB24,127 million. These unaudited consolidated interim condensed financial statements do not reflect this dividend payable, as it was not declared until after the balance sheet date.

     7.2.2 Financial statements prepared in accordance with CAS

     (1) Consolidated and Company Balance Sheets

                                       JUNE 30, 2008   DECEMBER 31, 2007   JUNE 30, 2008   DECEMBER 31, 2007
                                         THE GROUP         THE GROUP        THE COMPANY       THE COMPANY
ASSETS                                  RMB MILLION       RMB MILLION       RMB MILLION       RMB MILLION
------                                 -------------   -----------------   -------------   -----------------
CURRENT ASSETS
   Cash at bank and on hand                 74,377           88,589            58,730            78,332
   Notes receivable                          5,832            4,735             5,628             3,988
   Accounts receivable                      27,726           18,419             3,365             2,131
   Advances to suppliers                    51,042           20,386            40,262            16,086
   Interest receivable                         242              109               242               109
   Dividends receivable                         25               18                85                85
   Other receivables                        16,964           15,444            23,757            24,173
   Inventories                              98,560           88,467            80,689            70,284
   Current portion of non-current
      assets                                    37               59                35                59
   Other current assets                          9                2                 9                 2
                                         ---------          -------           -------           -------
TOTAL CURRENT ASSETS                       274,814          236,228           212,802           195,249
                                         ---------          -------           -------           -------
NON-CURRENT ASSETS
   Available-for-sale financial
      assets                                 2,147            2,530             1,098             1,456
   Long-term equity investments             26,855           22,686           120,707           104,691
   Fixed assets                            239,884          247,803           193,382           199,411
   Oil and gas properties                  319,957          326,328           228,086           231,921
   Construction in progress                134,260          105,634           108,816            85,597
   Construction materials                    8,681            6,927             6,159             5,455
   Fixed assets pending disposal               481              287               481               282
   Intangible assets                        20,943           20,022            16,944            16,356
   Goodwill                                    148               --                --                --
   Long-term prepaid expenses               12,402           12,028            10,365             9,924
   Deferred tax assets                      18,288           12,871            12,989             9,048
   Other non-current assets                    536              748                --                --
                                         ---------          -------           -------           -------
TOTAL NON-CURRENT ASSETS                   784,582          757,864           699,027           664,141
                                         ---------          -------           -------           -------
TOTAL ASSETS                             1,059,396          994,092           911,829           859,390
                                         =========          =======           =======           =======

                                   JUNE 30, 2008   DECEMBER 31, 2007   JUNE 30, 2008   DECEMBER 31, 2007
LIABILITIES AND                      THE GROUP          THE GROUP       THE COMPANY       THE COMPANY
SHAREHOLDERS' EQUITY                RMB MILLION       RMB MILLION       RMB MILLION       RMB MILLION
--------------------               -------------   -----------------   -------------   ------------------
CURRENT LIABILITIES
   Short-term borrowings               25,817            18,734            31,224            17,898
   Notes payable                        1,059             1,143                --                --
   Accounts payable                   117,590           104,460            73,848            66,877
   Advances from customers             15,177            12,433            12,309            10,443
   Employee compensation payable        7,961            11,585             6,768            10,751
   Taxes payable                       22,262            22,808             5,668            13,793
   Interest payable                       178               173                86                61
   Dividends payable                      874                89                --                --
   Other payables                      35,912            17,849            69,696            46,582
   Provisions                             560               715                61                75
   Current portion of
      non-current liabilities          13,440            11,652            11,777             9,029
   Other current liabilities               12                13                --                --
                                    ---------           -------           -------           -------
TOTAL CURRENT LIABILITIES             240,842           201,654           211,437           175,509
                                    ---------           -------           -------           -------
NON-CURRENT LIABILITIES
   Deferred income                         79                76                61                62
   Long-term borrowings                31,044            35,305            23,543            29,044
   Debentures payable                   4,243             4,383             3,500             3,500
   Long-term payables                      57                57                56                56
   Grants payable                         743               774               681               710
   Provisions                          25,966            24,761            16,081            15,307
   Deferred tax liabilities            13,550            11,883             7,466             6,598
   Other non-current liabilities          127               128               123               123
                                    ---------           -------           -------           -------
TOTAL NON-CURRENT LIABILITIES          75,809            77,367            51,511            55,400
                                    ---------           -------           -------           -------
TOTAL LIABILITIES                     316,651           279,021           262,948           230,909
                                    ---------           -------           -------           -------
SHAREHOLDERS' EQUITY
   Share capital                      183,021           183,021           183,021           183,021
   Capital surplus                    122,019           122,192           125,683           125,848
   Surplus reserves                   102,696           102,696            91,596            91,596
   Undistributed profits              290,191           270,544           248,581           228,016
   Currency translation
      differences                      (1,778)           (1,086)               --                --
                                    ---------           -------           -------           -------
EQUITY ATTRIBUTABLE TO
   EQUITY HOLDERS OF THE COMPANY      696,149           677,367           648,881           628,481
                                    ---------           -------           -------           -------
MINORITY INTEREST                      46,596            37,704                --                --
                                    ---------           -------           -------           -------
TOTAL SHAREHOLDERS' EQUITY            742,745           715,071           648,881           628,481
                                    ---------           -------           -------           -------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY             1,059,396           994,092           911,829           859,390
                                    =========           =======           =======           =======

     (2) Consolidated and Company Income Statements

                                    FOR THE SIX     FOR THE SIX     FOR THE SIX     FOR THE SIX
                                    MONTHS ENDED    MONTHS ENDED    MONTHS ENDED    MONTHS ENDED
                                   JUNE 30, 2008   JUNE 30, 2007   JUNE 30, 2008   JUNE 30, 2007
                                     THE GROUP       THE GROUP      THE COMPANY     THE COMPANY
ITEMS                               RMB MILLION     RMB MILLION     RMB MILLION     RMB MILLION
-----                              -------------   -------------   -------------   -------------
1. OPERATING INCOME                    549,522        392,726         393,015         290,391
   Less: Cost of sales                (361,287)      (223,140)       (310,500)       (195,320)
         Tax and levies on
            operations                 (61,891)       (26,853)        (37,130)        (16,258)
         Selling expenses              (21,576)       (19,075)        (17,078)        (15,049)
         General and
            administrative
            expenses                   (29,562)       (21,475)        (23,565)        (15,738)
         Finance expenses               (1,448)        (1,656)           (205)           (944)
         Asset impairment losses        (7,330)         2,317          (7,315)          1,842
   Add:  Investment income               4,297          3,090          44,104          30,404
                                      --------       --------        --------        --------
2. OPERATING PROFIT                     70,725        105,934          41,326          79,328
                                      --------       --------        --------        --------
   Add:  Non-operating income            5,614          1,441           4,606             856
   Less: Non-operating expenses         (3,133)        (1,081)         (1,766)           (948)
                                      --------       --------        --------        --------
3. PROFIT BEFORE TAXATION               73,206        106,294          44,166          79,236
                                      --------       --------        --------        --------
   Less: Taxation                      (17,909)       (25,997)          5,107          (5,788)
                                      --------       --------        --------        --------
4. NET PROFIT                           55,297         80,297          49,273          73,448
                                      --------       --------        --------        --------
      Net profit attributable to
         equity holders of the
         Company                        48,355         75,882          49,273          73,448
      Minority interest                  6,942          4,415              --              --
5. EARNINGS PER SHARE (BASED ON
   NET PROFIT ATTRIBUTABLE TO
   EQUITY HOLDERS OF THE
   COMPANY)
      Basic earnings per
         share (RMB, Yuan)                0.26           0.42            0.27            0.41
      Diluted earnings per
         share (RMB, Yuan)                0.26           0.42            0.27            0.41
                                      ========       ========        ========        ========

     (3) Consolidated and Company Cash Flow Statements

                                   FOR THE SIX MONTHS   FOR THE SIX MONTHS   FOR THE SIX MONTHS   FOR THE SIX MONTHS
                                      ENDED JUNE 30,      ENDED JUNE 30,       ENDED JUNE 30,       ENDED JUNE 30,
                                         2008                  2007                 2008                 2007
                                        THE GROUP            THE GROUP          THE COMPANY          THE COMPANY
ITEMS                                  RMB MILLION          RMB MILLION         RMB MILLION          RMB MILLION
-----                              ------------------   ------------------   ------------------   ------------------
1. CASH FLOWS FROM
   OPERATING ACTIVITIES
   Cash received from sales
      of goods and rendering
      of services                         634,074              444,524              457,759              333,860
   Refund of taxes and levies               4,186                  536                3,329                  501
   Cash received relating
      to other operating
      activities                            1,674                  363                5,274                1,317
                                         --------             --------             --------             --------
SUB-TOTAL OF CASH INFLOWS                 639,934              445,423              466,362              335,678
                                         --------             --------             --------             --------
   Cash paid for goods and
      services                           (374,110)            (210,590)            (325,820)            (193,789)
   Cash paid to and on
      behalf of employees                 (34,035)             (21,200)             (27,280)             (14,729)
   Payments of taxes and levies          (122,470)             (80,234)             (63,098)             (46,070)
   Cash paid relating to
      other operating activities          (25,313)             (21,222)             (11,597)             (13,359)
                                         --------             --------             --------             --------
SUB-TOTAL OF CASH OUTFLOWS               (555,928)            (333,246)            (427,795)            (267,947)
                                         --------             --------             --------             --------
NET CASH FLOWS FROM
   OPERATING ACTIVITIES                    84,006              112,177               38,567               67,731
                                         --------             --------             --------             --------
2. CASH FLOWS FROM
   INVESTING ACTIVITIES
   Cash received from
      disposal of investments               7,255                2,731                8,026                1,177
   Cash received from
      returns on investments                3,498                1,200               44,492               30,196
   Net cash received from
      disposal of fixed
      assets, oil and gas
      properties, intangible
      assets and other
      long-term assets                         98                  512                   77                   17
                                         --------             --------             --------             --------
SUB-TOTAL OF CASH INFLOWS                  10,851                4,443               52,595               31,390
                                         --------             --------             --------             --------
   Cash paid to acquire
      fixed assets, oil and
      gas properties,
      intangible assets and
      other long-term assets              (78,717)             (60,420)             (68,431)             (46,397)
   Cash paid to acquire
      investments                            (345)              (1,374)             (15,761)                (918)
   Including: Cash paid to
      purchase shares of
      listed subsidiaries                      --                  (86)                  --                  (86)
                                         --------             --------             --------             --------
SUB-TOTAL OF CASH OUTFLOWS                (79,062)             (61,794)             (84,192)             (47,315)
                                         --------             --------             --------             --------
NET CASH FLOWS FROM
   INVESTING ACTIVITIES                   (68,211)             (57,351)             (31,597)             (15,925)
                                         --------             --------             --------             --------

                                        FOR THE            FOR THE            FOR THE            FOR THE
                                   SIX MONTHS ENDED   SIX MONTHS ENDED   SIX MONTHS ENDED   SIX MONTHS ENDED
                                     JUNE 30, 2008      JUNE 30, 2007      JUNE 30, 2008      JUNE 30, 2007
                                       THE GROUP          THE GROUP         THE COMPANY        THE COMPANY
ITEMS                                 RMB MILLION        RMB MILLION        RMB MILLION        RMB MILLION
-----                              ----------------   ----------------   ----------------   ----------------
3. CASH FLOWS FROM FINANCING
   ACTIVITIES
   Cash received from
      capital contributions               8,232               266                 --                 --
   Including: Cash received
      from minority
      shareholders' capital
      contributions to
      subsidiaries                        8,232               266                 --                 --
   Cash received from
      borrowings                         38,272            28,408             27,872             22,237
   Cash received relating
      to other financing
      activities                             24                64                 21                 31
                                        -------           -------            -------            -------
 SUB-TOTAL OF CASH INFLOWS               46,528            28,738             27,893             22,268
                                        -------           -------            -------            -------
   Cash repayments of
       borrowings                       (34,080)          (28,931)           (16,594)           (22,160)
   Cash payments for
       interest expenses and
       distribution of
       dividends or profits             (33,728)          (31,638)           (29,821)           (29,256)
   Including: Subsidiaries'
       cash payments for
       distribution of
       dividends or profits to
       minority shareholders             (3,045)           (1,895)                --                 --
   Capital reduction                     (1,165)               --                 --                 --
   Cash payments relating
      to other financing
      activities                            (53)             (185)               (50)               (96)
                                        -------           -------            -------            -------
SUB-TOTAL OF CASH OUTFLOWS              (69,026)          (60,754)           (46,465)           (51,512)
                                        -------           -------            -------            -------
NET CASH FLOWS FROM FINANCING
   ACTIVITIES                           (22,498)          (32,016)           (18,572)           (29,244)
                                        -------           -------            -------            -------
4. EFFECT OF FOREIGN EXCHANGE
   RATE CHANGES ON CASH AND CASH
   EQUIVALENTS                               49               402                 --                 --
                                        -------           -------            -------            -------
5. NET (DECREASE) / INCREASE
   IN CASH AND CASH EQUIVALENTS          (6,654)           23,212            (11,602)            22,562
                                        -------           -------            -------            -------
   Add: Cash and cash
      equivalents at
      beginning of the period            65,494            48,559             60,332             45,029
                                        -------           -------            -------            -------
6. CASH AND CASH EQUIVALENTS AT
   END OF THE PERIOD                     58,840            71,771             48,730             67,591
                                        =======           =======            =======            =======

     (4) Consolidated Statement of Changes in Equity

                                        SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE COMPANY
                                   ----------------------------------------------------------
                                                                                    CURRENCY                   TOTAL
                                    SHARE    CAPITAL    SURPLUS   UNDISTRIBUTED   TRANSLATION   MINORITY   SHAREHOLDERS'
                                   CAPITAL   SURPLUS   RESERVES      PROFITS      DIFFERENCES   INTEREST      EQUITY
                                     RMB       RMB        RMB          RMB            RMB          RMB          RMB
ITEMS                              MILLION   MILLION    MILLION      MILLION        MILLION      MILLION      MILLION
-----                              -------   -------   --------   -------------   -----------   --------   -------------
BALANCE AT JANUARY 1, 2007         179,021    59,797     89,928      213,255         (534)       26,128       567,595
                                   -------   -------    -------      -------       ------        ------       -------
CHANGES IN THE SIX MONTHS ENDED
   JUNE 30, 2007                        --       (64)        --       48,188         (132)        2,549        50,541
                                   -------   -------    -------      -------       ------        ------       -------
   Net profit                           --        --         --       75,882           --         4,415        80,297
                                   -------   -------    -------      -------       ------        ------       -------
   Losses recognised directly in
      equity                            --       (64)        --           --         (132)         (237)         (433)
                                   -------   -------    -------      -------       ------        ------       -------
      Currency translation
         differences                    --        --         --           --         (132)         (226)         (358)
      Purchase of minority
         interest in
         subsidiaries                   --       (64)        --           --           --           (22)          (86)
      Other                             --        --         --           --           --            11            11
                                   -------   -------    -------      -------       ------        ------       -------
SUB-TOTAL                               --       (64)        --       75,882         (132)        4,178        79,864
                                   -------   -------    -------      -------       ------        ------       -------
   Shareholders' contribution
      and withdrawal                    --        --         --           --           --           266           266
                                   -------   -------    -------      -------       ------        ------       -------
   Capital contribution
      by shareholders                   --        --         --           --           --           266           266
                                   -------   -------    -------      -------       ------        ------       -------
   Profit distribution                  --        --         --      (27,694)          --        (1,895)      (29,589)
                                   -------   -------    -------      -------       ------        ------       -------
   Distribution to shareholders         --        --         --      (27,694)          --        (1,895)      (29,589)
                                   -------   -------    -------      -------       ------        ------       -------
BALANCE AT JUNE 30, 2007           179,021    59,733     89,928      261,443         (666)       28,677       618,136
                                   =======   =======    =======      =======       ======        ======       =======
BALANCE AT JANUARY 1, 2008         183,021   122,192    102,696      270,544       (1,086)       37,704       715,071
                                   -------   -------    -------      -------       ------        ------       -------

                                        SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE COMPANY
                                   ----------------------------------------------------------
                                                                                    CURRENCY                   TOTAL
                                    SHARE    CAPITAL    SURPLUS   UNDISTRIBUTED   TRANSLATION   MINORITY   SHAREHOLDERS'
                                   CAPITAL   SURPLUS   RESERVES      PROFITS      DIFFERENCES   INTEREST      EQUITY
                                     RMB       RMB        RMB          RMB            RMB          RMB          RMB
ITEMS                              MILLION   MILLION    MILLION      MILLION        MILLION      MILLION      MILLION
-----                              -------   -------   --------   -------------   -----------   --------   -------------
CHANGES IN THE SIX MONTHS ENDED
   JUNE 30, 2008                        --      (173)        --       19,647         (692)        8,892        27,674
                                   -------   -------    -------      -------       ------        ------       -------
   Net profit                           --        --         --       48,355           --         6,942        55,297
                                   -------   -------    -------      -------       ------        ------       -------
   Losses recognised directly in
      equity                            --      (173)        --           --         (692)       (1,287)       (2,152)
                                   -------   -------    -------      -------       ------        ------       -------
      Currency translation
         differences                    --        --         --           --         (692)       (1,185)       (1,877)
      Purchase of minority
         interest in
         subsidiaries                   --       (15)        --           --           --          (117)         (132)
      Fair value changes of
         available-for-sale
         financial assets               --      (158)        --           --           --            --          (158)
      Other                             --        --         --           --           --            15            15
                                   -------   -------    -------      -------       ------        ------       -------
SUB-TOTAL                               --      (173)        --       48,355         (692)        5,655        53,145
                                   -------   -------    -------      -------       ------        ------       -------
Shareholders'contribution and
   withdrawal                           --        --         --           --           --         7,067         7,067
                                   -------   -------    -------      -------       ------        ------       -------
   Capital contribution by
      shareholders                      --        --         --           --           --         8,232         8,232
   Capital reduction                    --        --         --           --           --        (1,165)       (1,165)
                                   -------   -------    -------      -------       ------        ------       -------
   Profit distribution                  --        --         --      (28,708)          --        (3,830)      (32,538)
                                   -------   -------    -------      -------       ------        ------       -------
   Distribution to shareholders         --        --         --      (28,708)          --        (3,830)      (32,538)
                                   -------   -------    -------      -------       ------        ------       -------
BALANCE AT JUNE 30, 2008           183,021   122,019    102,696      290,191       (1,778)       46,596       742,745
                                   =======   =======    =======      =======       ======        ======       =======

     7.2.3 Significant differences between IFRS and CAS

     The financial statements of the Group prepared in accordance with CAS differ in certain material aspects from those in accordance with IFRS. A statement of reconciliation of such differences is set out below:

                                                                  FOR THE SIX     FOR THE SIX
                                                                  MONTHS ENDED    MONTHS ENDED
                                                                 JUNE 30, 2008   JUNE 30, 2007
CONSOLIDATED NET PROFIT                                  NOTES    RMB MILLION     RMB MILLION
-----------------------                                  -----   -------------   -------------
Consolidated profit for the period under IFRS                        60,854          86,316
Adjustments:
Depletion of oil and gas properties                       (1)        (4,453)         (3,899)
Amortisation of revaluation for assets other than
   fixed assets and oil and gas properties in 1999        (2)          (140)            (39)
Depreciation and depletion of revaluation for
   fixed assets and oil and gas properties in 2003        (3)          (129)            (80)
Reversal of reversed impairment for non-current assets    (4)           (18)             --
Adjustment of safety fund                                 (5)        (2,932)             --
Other                                                                   166             (30)
Deferred taxation                                         (6)         1,949          (1,971)
                                                                     ------          ------
Consolidated profit for the period under CAS                         55,297          80,297
                                                                     ======          ======

                                                                 JUNE 30, 2008   DECEMBER 31, 2007
CONSOLIDATED SHAREHOLDERS' EQUITY                        NOTES    RMB MILLION       RMB MILLION
---------------------------------                        -----   -------------   -----------------
Consolidated shareholders' equity under IFRS                        809,051           776,347
Adjustments:
Depletion of oil and gas properties                       (1)       (84,115)          (79,662)
Revaluation, amortisation of disposal of assets other
   than fixed assets and oil and gas properties
   in 1999                                                (2)           269               409
Revaluation, and depreciation and depletion of fixed
   assets and oil and gas properties revalued in 2003     (3)           208               337
Reversal of reversed impairment for non-current assets
   and related difference on disposal of such
   non-current assets                                     (4)          (110)              (92)
Adjustment of safety fund                                 (5)        (6,491)           (3,559)
Currency translation differences                                        137              (390)
Other                                                                   691               525
Deferred taxation                                         (6)        23,105            21,156
                                                                    -------           -------
Consolidated shareholders' equity under CAS                         742,745           715,071
                                                                    =======           =======

(1) Depletion of oil and gas properties is provided using the unit of production method under IFRS, while the straight-line method is used under CAS.

(2) During the restructuring of CNPC and establishment of the Company in 1999 a valuation was carried out on June 30, 1999 for the assets and liabilities CNPC invested in the Company. The valuation results from China Enterprise Appraisals are all recognised in the financial statements under CAS. However, in the financial statements under IFRS, revaluation model is used in subsequent measurement by the Group only for fixed assets and oil and gas properties. Consequently, valuation results other than for fixed assets and oil and gas properties are not recognised in the financial statements under IFRS.

(3) As the revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluations were carried out by independent appraisers with sufficient regularity. In order to meet the requirements of IFRS, on September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The results of the revaluation were recognised in the financial statements under IFRS. However, fixed assets and oil and gas properties are recognised using the historical cost model under CAS. Consequently, these revaluation results were not recognised in the financial statements under CAS.

(4) Under CAS, once recognised, any impairment losses for long-term assets, such as fixed assets, oil and gas properties, intangible assets and long-term equity investments, cannot be reversed in subsequent accounting periods. However, under IFRS, if there are changes to the factors which resulted in the original impairment of the long-term asset which result in the recoverable amount being higher than the carrying amount the impairment loss previously recognised shall be reversed.

(5) In accordance with the "Temporary regulation for safety expense financial management of high risk industry" from Ministry of Finance and State Administration of Work Safety of PRC, a safety fund has been accrued for the Group's oil and gas exploration, refinery and chemical production activities within the PRC from January 1, 2007. This safety fund has been recognised into the Group's income statement. As the Group did not have specific utilisation plan for this accrued safety fund as at June 30, 2008, it was reversed under IFRS.

(6) The consequences of (1)-(5) and other differences between IFRS and CAS on deferred taxation.

     7.3 NOTES TO FINANCIAL STATEMENTS

     7.3.1 Explanation for any Changes in Accounting Policies, Accounting Estimates or Correction of Accounting Error, Reason and the Impact

     [ ] Applicable [X] Not applicable

     7.3.2 Explanation for any Material Changes in the Scope of Consolidation, Reason and the Impact

     [ ] Applicable [X] Not applicable

     7.3.3 Explanation if qualified audited report is issued and the relevant notes thereon

     [ ] Applicable [X] Not applicable

8    REPURCHASE, SALE OR REDEMPTION OF SECURITIES

     The Company and its subsidiaries did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2008.

9    DISCLOSURE OF OTHER INFORMATION

     Save as disclosed above, there have been no material changes from the information disclosed in the annual report of the Group for the year ended December 31, 2007 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules").

10 COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

     The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the "Model Code") in respect of dealing of the Company's shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.

11   COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules applicable during the six months ended June 30, 2008, except that from May 20, 2007 to May 16, 2008, the roles of the Chairman and the President of the Company were concurrently held by Mr Jiang Jiemin. On May 16, 2008, the First Meeting of the Fourth Session of the Board was convened at which Mr Jiang Jiemin resigned as the President of the Company and Mr Zhou Jiping was appointed as the President of the Company with immediate effect. Thereafter, the roles of the Chairman and the President of the Company are held by separate individuals and thereby the Company complies with the relevant requirement under the Code on Corporate Governance Practices.

12   AUDIT COMMITTEE

     The audit committee of the Company formed pursuant to Appendix 14 of the Listing Rules comprises Mr Franco Bernabe, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang. The main responsibilities of the audit committee are the review and monitoring of the financial reporting and the internal control mechanism of the Group and giving advice to the Board of Directors.

     The audit committee of the Company has reviewed and confirmed the interim results announcement and the interim report for the six months ended June 30, 2008.

                                              By Order of the Board of Directors
                                                      PETROCHINA COMPANY LIMITED
                                                                    JIANG JIEMIN
                                                                        Chairman
                                                                Beijing, the PRC
                                                                 August 27, 2008

     As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

     This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group's current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

     This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: August 29, 2008                  By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary